mCloud Technologies Corp.

550-510 Burrard Street
Vancouver, BC V6C 3A8
Telephone: (604) 669-9973

September 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

RE:	mCloud Technologies Corp. (“Registrant”)
Application for Withdrawal on Form RW for Registration Statement on Form 40FR12B (File No. 001-40745)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), mCloud Technologies Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 40FR12B (File No. 001-40745) and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 16, 2021.

The Company confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, the Company respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

If you have questions regarding this request, please contact the Company’s legal counsel, Glenn Burlingame, of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

/s/ Russel McMeekin

Russel McMeekin

President and CEO